Exhibit 99.1

Ballard Reports Q3 2017 Results

•	54% Revenue Growth, 32% Gross Margin and positive Adjusted EBITDA of $0.9M, with $60.1M ending Cash Reserves

VANCOUVER, Nov. 1, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced consolidated financial results for the third quarter ended September 30, 2017. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "In Q3, revenue improved 54% year-on-year to $31.9 million, gross margin was strong at 32%, and Adjusted EBITDA was positive $0.9 million. On a year-to-date basis in 2017, revenue has increased 48% to $81.0 million, gross margin has increased to 36%, and Adjusted EBITDA is positive $1.2 million. Moreover, for the trailing 12-month period Adjusted EBITDA was positive $3.0 million. Looking ahead, with an order backlog of $236.8 million, including an $82.4 million order book of expected deliveries over the subsequent 12-months, we are well positioned to deliver strong full-year 2017 results and to maintain our positive trajectory into 2018."

Mr. MacEwen continued, "Looking forward, a key business driver will continue to be the compelling value proposition offered by zero-emission fuel cell electric vehicles, or FCEVs, in numerous Heavy Duty Motive use cases. This is particularly true where vehicles must deal with long range or long hours of operation. In these situations FCEVs can deliver key financial and operational benefits while also addressing the limitations of a battery-only design, through extended range, rapid refueling and full route flexibility.

"As a result, we are seeing early adoption of fuel cell products for an expanding array of Heavy Duty FCEV applications, from mass transit buses to commercial trucks and trains. At the same time, fuel cell product adoption is also broadening globally, encompassing China, Europe, the U.S. and Japan. This growing product traction, combined with embedded optionality inherent in our Technology Solutions business – including opportunities in the automotive and drone markets – uniquely position Ballard to leverage the worldwide trend toward zero-emission transportation for the benefit of shareholders."

Q3 2017 Financial Highlights

(all comparisons are to Q3 2016 unless otherwise noted)

•	Revenue increased 54% to $31.9 million, reflecting growth in both Power Products and Technology Solutions.
•	The Power Products platform generated revenue of $21.3 million, an increase of 45%:
•	Heavy Duty Motive revenue was $17.8 million, an increase of 138% primarily from product shipments to fulfill orders in support of planned deployments of fuel cell electric vehicles in China;
•	Portable Power revenue was $0.9 million in Q3, a decline of 72% primarily due to lower product shipments. The Q3 achievement of Milestone C in the U.S. Army Program of Record is expected to positively impact future product orders;
•	Material Handling revenue was $2.0 million, a decline of 39% primarily due to lower stack shipments and a lower average selling price resulting from a shift in product mix; and
•	Telecom Backup Power revenue was $0.6 million, a decline reflecting lower stack sales.
•	The Technology Solutions platform generated revenue of $10.6 million, an increase of 78% primarily reflecting increased work on the stack joint venture, bus and tram programs in China.
•	Gross margin was 32%, an improvement of 1-point primarily due to a favorable shift in product mix toward higher margin Technology Solutions and Heavy Duty Motive.
•	Cash operating costs[2] were $9.4 million, an increase of 11% due primarily to increased investment in research and product development related to next-generation products.
•	Adjusted EBITDA[2] was $0.9 million in Q3, an improvement of $2.4 million or 158% primarily driven by higher revenue and higher gross margin.
•	Net loss was ($1.0) million, an improvement of $3.2 million or 75%.
•	Net loss per share was ($0.01), an improvement from ($0.03).
•	Cash used by operating activities was ($7.7) million, an increase from ($0.5) million in Q3 2016, reflecting cash operating income of $0.6 million and a working capital change of ($8.3) million. The total change in working capital was driven by lower deferred revenue, as the Company fulfilled deliverables on certain contracts for which pre-payments had been received, as well as higher accounts receivable resulting from timing of revenue and related customer collections.
•	Cash reserves were $60.1 million at September 30.

Q3 2017 Highlights

•	Achieved an order backlog of $236.8 million as of September 30, representing the aggregate value of orders for which customers have made contractual commitments. Also achieved a 12-month order book of $82.4 million as of September 30, representing the aggregate value of that portion of the order backlog expected to be delivered in the subsequent 12-month period.
•	Announced the opening of the FCvelocity®-9SSL fuel cell stack joint venture operation in the City of Yunfu, in China's Guangdong Province, called Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("JVCo"). Fuel cell stacks manufactured by JVCo are expected to be used primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles.
•	Accepted a Letter of Intent to provide FCveloCity®-HD 100-kilowatt fuel cell engines to power 8 ExquiCity tram-buses being built by Van Hool NV for delivery in Pau, France starting in the second half of 2019.
•	A fuel cell electric bus operating in Transport for London's fuel cell bus fleet, powered by a Ballard FCveloCity®-HD6 engine, achieved a new durability record of more than 25,000 hours of revenue service with no significant maintenance to the fuel cell stack.
•	Received a purchase order from Nisshinbo Holdings, a key Japanese partner, to engage in a Technology Solutions program that will assess the potential development of fuel cell stacks using a Non Precious Metal Catalyst for commercial material handling applications.
•	Ballard subsidiary Protonex Technology Corporation announced that the U.S. Army Program Executive Office Soldier received signature approval for its Mobile Soldier Power Program of Record to full rate production status, commonly known as "Milestone C". The Program of Record includes a number of new devices, including Protonex' Squad Power Manager Kit and Vest Power Manager family.

Q3 2017 Financial Summary

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2017	2016	% Change	2017	2016	% Change
GROWTH
Fuel Cell Products & Services Revenue:[1]
Heavy Duty Motive	$17.8	$7.5	138%	$37.1	$15.5	140%
Portable Power	$0.9	$3.0	-72%	$3.0	$8.5	-65%
Material Handling	$2.0	$3.3	-39%	$6.2	$9.9	-37%
Backup Power	$0.6	$0.8	-30%	$1.2	$2.8	-56%
Sub-Total	$21.3	$14.6	45%	$47.5	$36.7	30%
Technology Solutions	$10.6	$6.0	78%	$33.5	$17.9	87%
Total Fuel Cell Products & Services Revenue	$31.9	$20.6	54%	$81.0	$54.6	48%
PROFITABILITY
Gross Margin $	$10.2	$6.4	58%	$29.0	$14.8	95%
Gross Margin %	32%	31%	1-point	36%	27%	9-points
Operating Expenses	$11.1	$10.2	9%	$33.3	$33.3	0%
Cash Operating Costs[2]	$9.4	$8.4	11%	$27.8	$26.2	6%
Adjusted EBITDA[2]	$0.9	($1.5)	158%	$1.2	($11.6)	111%
Net Income (Loss)[3]	($1.0)	($4.2)	75%	($5.2)	($20.0)	74%
Earnings Per Share	($0.01)	($0.03)	67%	($0.03)	($0.13)	77%
Adjusted Net Loss[2]	($1.0)	($4.2)	76%	($4.3)	($18.4)	77%
Adjusted Net Loss Per Share[2]	($0.01)	($0.03)	67%	($0.02)	($0.12)	83%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	$0.6	($2.4)	123%	$0.8	($13.5)	106%
Working Capital Changes	($8.3)	$1.9	-530%	($9.8)	$1.7	-695%
Cash Used By Operating Activities	($7.7)	($0.5)	-1,507%	($9.0)	($11.9)	24%
Cash Reserves	$60.1	$68.1	-12%

For a more detailed discussion of Ballard Power Systems' third quarter 2017 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, November 2, 2017 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review its third quarter 2017 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Investor Presentations and Events' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses, product sales, order backlog and order book of expected deliveries over the subsequent 12-months. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

[2] Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss), are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Adjusted Net Income (Loss) measures net income (loss) attributable to Ballard from continuing operations, excluding transactional gains and losses, asset impairment charges, and acquisition costs.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:00e 01-NOV-17